Lend Lease
CORPORATION

02034807

20 May 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

SUPPL

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
20 May 2002	Announcement to Australian Stock Exchange Company to Announce New CEO
20 May 2002	Announcement to Australian Stock Exchange Clarifying Announcement – 2003 Earnings

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 6/18

LL0004

SEC\Company to Announce New CEO.doc

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

20 May 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Two (2) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

COMPANY TO APPOINT NEW CEO

Lend Lease Corporation Limited ("Lend Lease") announced today that the CEO, David Higgins, and the Board have jointly agreed to a global search for a successor to Mr Higgins, which will include both internal and external candidates.

Lend Lease Chairman, Jill Ker Conway, said bringing forward the leadership handover process was jointly agreed with David at the annual strategy review meeting held last week at Bovis Lend Lease's UK headquarters at Harrow.

The Board sees the next phase of Lend Lease's evolution as critical to the long term success of the global real estate platforms established under Mr Higgins' leadership, and has concluded that bringing new leadership to bear in building the company is desirable.

There are clear indications of success in both platforms and the tasks ahead will require different attributes from those successfully deployed to build Lend Lease's offshore presence.

There are also areas where the performance of certain aspects of the business remain of concern to the Board and management, and Mr Higgins has been asked to spend a significant proportion of his time during the remainder of his term working with Lend Lease Real Estate Investment Management leadership on the specific issues impacting on higher profitability for shareholders, while also improving investment performance for clients in the US Real Estate Investment Management business.

Ms Ker Conway said that a Board Committee will work closely with Mr Higgins and his senior executive team during the recruitment period on the key issues relating to the business transition.

"David initiated and has driven Lend Lease's strategy in building a truly global organisation. I have admired his contribution and leadership since he was appointed as CEO in 1995," Ms Ker Conway said.

Mr Higgins said his time as CEO had been tremendously challenging and rewarding.

"It has been very important to Lend Lease's long term growth prospects to move on to the world stage," Mr Higgins said.

"I am proud of the two global real estate business platforms that we have today, but I agree with the Board's desire to seek out a new CEO to see through the next stage of consolidating and capitalising on the strategy we have put in place.

"I remain committed to the company and I am looking forward to completing the key elements of our transition strategy," Mr Higgins said.

"I will have been in the CEO's role for more than eight incredibly busy years by the end of my appointment. I personally think that is long enough, given the demands of the role these days," Mr Higgins said.

Ms Ker Conway confirmed that the Lend Lease Board continues to expect a 2002 financial year profit after tax in excess of A$210 million.

The Board is also expecting growth in earnings for the 2003 financial year, subject to the normal factors regarding market and economic conditions. The growth in earnings for the 2003 financial year is expected to be at the lower end of current analysts' forecasts.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

20 May 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

CLARIFYING ANNOUNCEMENT – 2003 EARNINGS

Further to the announcement made by Lend Lease Corporation Limited this morning in relation to the expectations of growth in earnings for the 2003 financial year, I advise that the range of analysts' forecasts to which the Company referred was $225 – $250 million.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary